Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111
Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 20, 2012

VIA EDGAR

Jay Ingram
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BRK, Inc. Amendment No. 2 to Registration Statement on Form S-l Filed January 18, 2012 File No. 333-177823

Dear Mr. Ingram:

Pursuant to the staff’s comment letter dated December 23, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form S-1 was filed with the Commission via EDGAR on January 20, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to Form S-1.

General

1.
Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. In this regard, please also update your summary financial information and dilution disclosures as appropriate.

Company response:  The Company has updated its financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

The Offering, page 5

2.	It appears to us that the amounts in the table next to the caption “net proceeds” may be gross proceeds. Please advise or revise your document accordingly.

Company response:  The Company has changes the word “net” to “gross” on page 5.

Risk Factors, page 6

3.
Please tell us what consideration you have given to including a risk factor discussing the dilution risk with respect to the shares investors purchase in this offering that may occur upon convertibility of the outstanding convertible notes into shares of your common stock.

Company response:  The Company has added the following risk factor to page 13:

We have issued $75,089 of promissory notes which are convertible into shares of our common stock at an exercise price of $0.005 per share, for an aggregate of 15,017,880 shares of our common stock.  If and when these promissory notes are converted into shares of our common stock, you will experience the dilution of your common stock ownership.

The Company has outstanding convertible promissory notes in an aggregate principal amount of $75,089, which may convert at any time into an aggregate of 15,017,880 shares of common stock, at a conversion rate of $0.005 per share.  If and when these promissory notes are converted into shares of our common stock, our stockholders at the time of conversion will experience the dilution of both their equity interests and the earnings per share of common stock.  Such dilution may be substantial, depending upon the amount of shares issued of the conversion of the promissory notes.

Market Information, page 16

4.
We note your response to comment five from our letter dated December 1, 2011. Please confirm to us that the correct aggregate principal amount is $65,089, as disclosed in your prospectus, or revise your prospectus accordingly.

Company response:  The Company confirms that the correct aggregate principal amount is $75,089 (not $65,089), and has revised the disclosed in its prospectus accordingly.

Use of Proceeds, page 16

5.	It appears to us that your table should begin with “net proceeds” from the offering. Please advise or revise your document accordingly. See Item 504 of Regulation S-K for guidance.

Company response:  The Company has change the word “gross” to “net” at the top of the table on page 17.

Selling Stockholders, page 18

6.	We reissue comment eight from our letter dated December 1, 2011 with respect to Justin Mongiardo and Christina Mongiardo.

Company response:  The Company has added two footnotes on page 18  in reference to the selling stockholders table on page 17, in reference to Christina Mongiardo and Christina Mongiardo, respectively, as well as a footnote with respect to Melissa Carroll had her purchase of shares of common stock.

7.
In the first paragraph you state that 12 selling stockholders are offering 1,599,920 shares of common stock for resale. In Item 15 on page II-2, you state that you issued to eight persons a total of 1,599,920 shares of common stock for the conversion of debt and all of the shares of common stock are registered on the registration statement. However, you have listed ten selling stockholders in the table on page 18. Finally, you state that the debt was issued between December 16, 2010 and September 27, 2011; however, your disclosure in the selling stockholder section does not reflect a note issuance on September 27, 2011. Please revise your disclosure here to state the correct number of selling stockholders and the dates of all of the transactions and make appropriate changes throughout your prospectus for consistency or otherwise advise us.

Company response:  The Company has clarified that 8 and not 12 stockholders are offering 1,599,920 shares of common stock for resale in the first paragraph of the Selling Stockholders section on page 18. Brain Keasberry and Melissa Carroll have been removed from the table since they are not selling stockholders.  Footnote 8, in reference to Christina Mongiardo, disclosed that the promissory note held by her has issued by the Company on September 27, 2011.  Please see the selling stockholders table and related footnotes on pages 17 and 18.

Financial Statements and Accompanying Footnotes, page F-1

Report of Independent Registered Public Accounting Firm

8.	Please have your independent registered public accounting firm revise the first paragraph of their audit opinion to reference “statement of operations.”

Company response: Our independent registered public accounting firm has revised the first paragraph of their audit opinion to reference “statement of operations.”

Note 7 – Construction in Progress, page F-9

9.
We note your response to our prior comment number 17. Your footnote disclosure states the repair parts machine is in development and has not been completed or tested. It is unclear to us why you believe this machine and its related costs represent an asset under U.S. GAAP. It continues to appear that this machine represents a prototype and has not yet demonstrated its technological feasibility. As such, it continues to appear that machine and its related costs should be treated as a development expense in accordance with ASC 730-10-25. Please modify your financial statements or otherwise explain how this machine represents an asset.

Company response:  Please see our revised footnote 7. All costs associated with research and development of the repair parts prototype have been expensed. The machine we are having constructed will produce those parts. The machine itself is not a prototype, is not in research and development and is not intended to be used for research and development. Its intended use is to produce our inventory. We do not intend to manufacture the machine in question or reproduce the machine. Given this, we see no reason to expense the cost of the machine. It is a fixed asset that will produce our inventory for future sales. It is customary for companies to capitalize the costs of property, plant, and equipment consisting of long-lived tangible assets used to create and distribute an entity's products, including machinery and equipment.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo